

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-Mail
Scott F. Stephens
Vice President and Chief Financial Officer
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523

> **Re:** **A. M. Castle & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 001-05415**

Dear Mr. Stephens:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Signatures, page 101

1. Please confirm that your principal accounting officer or controller will sign your Form 10-K in his individual capacity, as such. If he is signing in more than one capacity, please indicate each capacity in which he has signed. This signature should appear in the second signature block of the signature section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Robert J. Perna, Esq.